

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 22, 2008

Allan P. Merrill
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

RE: Beazer Homes USA, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Forms 10-Q for Fiscal Quarters Ended December 31, 2007 and March 31, 2008 and June 30, 2008
File No. 1-12822

Dear Mr. Merrill:

We have reviewed your letter dated August 22, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

2. We have read your response to comments two and three from our letter dated July 29, 2008. We continue to urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. It does not appear that any additional disclosures were provided to further convey the risk that additional charges may need to be recorded. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. In this regard, we continue to believe that you should provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets. We urge you to again consider the following:

- Please disclose the number of communities tested for impairment during each period presented and the total number of communities which exist at the end of each period presented;
- Please disclose when your projections assume an improvement in market conditions; and
- Please discuss how sensitive the fair value estimates are to each of the significant estimates and assumptions you list in your disclosure as well whether certain estimates and assumptions are more subjective than others.

<u>Financial Statements</u>

<u>Note 14. Contingencies</u>

<u>Litigation and Other Matters, page 88</u>

3. We have read your response to comment 8 from our letter dated July 29, 2008. For each matter described individually as well as the matters aggregated under other contingencies, please disclose the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraph 10 of SFAS 5.

<u>Form 10-Q for the Quarter Ended June 30, 2008</u>

<u>Financial Condition and Liquidity, page 49</u>

4. At June 30, 2008, you had available borrowings of $90.7 million under the Revolving Credit Facility. At August 7, 2008, it appears that you had no additional availability under your Revolving Credit Facility. Please disclose how you plan to continue to fund your operations with no current additional availability under your credit facility. You state that you expect to add more real estates assets to the borrowing base in the next six months, which becomes available after the required appraisals and other bank review procedures are completed. In this regard, please disclose when you expect the additional borrowing base to be available for your needs, including whether you expect it to be available within the next twelve months. Please also address in your disclosure the current conditions in the homebuilding industry and the impact this could have on the value of the real estate assets you expect to add to your borrowing base. Please also consider disclosing the additional borrowing base amount you expect to be available.

    We continue to urge you to provide detailed disclosures about the significant changes in each source of cash from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. You should also continue to discuss the impact of any of these changes, if any, on your business, results of operations and financial condition. Please also disclose if you expect any alternative sources of funding to be available in the future.

                            *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief